FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc. Suite 1800 – 1500 West Georgia Street Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

February 1, 2010

Item 3.	News Release:

A news release announcing the material change was issued on February 2, 2010 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company completed a share consolidation (also known as a reverse split) of its Common Shares.

Item 5.	Full Description of Material Change:

The Company completed the previously approved reverse split (also known as a share consolidation) of its common shares. The reverse split converted 5 existing shares of the Company’s common stock into 1 new share of common stock. Fractional shares were rounded to the nearest whole number. Notices of Alteration were filed with BC Registry Services to effect the share consolidation.

For a 20 trading day period beginning on February 2, 2010,the Company’s common shares will trade on Nasdaq on a post-consolidation basis under the trading symbol “LBIXD” as an interim symbol. After this 20 trading day period, trading will resume under the symbol “LBIX”. A new CUSIP number “52170U207” has been assigned to Leading Brands’ common shares.

In connection with the share consolidation, the Company increased its authorized number of common shares to 500,000,000 post-consolidation common shares.

In conjunction with the reverse split, the Company is also converting to a paperless share certificate system, namely the Direct Registration System.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

February 2, 2010